Exhibit 3.1

CMS Energy Corporation

Amendments to Restated Articles of Incorporation

ARTICLE III

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 710,000,000, of which 10,000,000 shares, par value $.01 per share, are of a class designated Preferred Stock (“Preferred Stock”), and 700,000,000 shares, par value $.01 per share, are of a class designated Common Stock (“Common Stock”). The statement of the designations and the voting and other powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of the Common Stock and of the Preferred Stock is as follows: Series Established By Articles - There is hereby established one series of Preferred Stock designated as 4.200% Cumulative Redeemable Perpetual Preferred Stock. The number of shares that shall constitute such series shall be 9,200 shares. COMMON STOCK - The shares of Common Stock may be issued from time to time as the Board of Directors shall determine for such consideration as shall be fixed by the Board of Directors.

ARTICLE V

Special meetings of the shareholders may be called by the Board of Directors, the Chairman of the Board, or shareholders entitled to cast at least 10% of the outstanding shares entitled to vote thereon. The procedure to be followed by shareholders in calling a special meeting and the methodology for determining the percentage of votes entitled to be cast by the shareholders seeking to call a special meeting (including without limitation any minimum holding periods or other limitations or conditions) shall be as set forth in the bylaws of the Corporation.